United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Pioneer Hi-Bred International, Inc. Savings Plan
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc.
Savings Plan

Dated: June 29, 2009

/S/ Jeffery Austin Jeffery Austin
Vice President & Chief Financial Officer

Pioneer Hi-Bred International, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Pioneer Hi-Bred International, Inc. Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 29, 2009

Pioneer Hi-Bred International, Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Common/collective trust	$79,896,860	$95,448,779
Mutual funds	307,485,644	417,673,565
Company stocks	5,005,677	7,512,795
Participant loans	5,057,043	4,960,071

Total investments	397,445,224	525,595,210
Receivables:
Employer’s contributions	1,179	89

Total receivables	1,179	89

Net assets available for benefits, at fair value	397,446,403	525,595,299

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	568,356	(273,629)

Net assets available for benefits	$398,014,759	$525,321,670

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income:
Net appreciation in fair value of investments	$—	$13,729,394
Interest income	395,604	362,731
Dividend income	11,149,962	16,085,077

Total investment income	11,545,566	30,177,202

Contributions:
Participants’ contributions	28,116,500	24,955,035
Employer’s contributions	12,223,955	10,138,709
Rollovers	1,726,679	701,061

Total contributions	42,067,134	35,794,805

Total additions	53,612,700	65,972,007

Deductions:
Net depreciation in fair value of investments	166,403,520	—
Benefits paid to participants	16,775,491	25,389,595
Administrative expenses (net)	185,127	203,288

Total deductions	183,364,138	25,592,883

Asset transfers in	2,444,527	2,942,216

Net (decrease) increase	(127,306,911)	43,321,340

Net assets available for benefits:
Beginning of period	525,321,670	482,000,330

End of period	$398,014,759	$525,321,670

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period.
The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.
Contributions
Participants may contribute 1 percent to 100 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution of 100 percent of each participant’s before-tax contribution, or Roth contribution, or a combination of both not to exceed 4 percent of eligible pay. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eight mutual funds, a common/collective trust fund, DuPont company stocks, and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in five of the investment options in varying percentages based upon the participant’s desired risk/return strategy. The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Effective January 1, 2006, any participant who completes one hour of service is immediately vested in the Company’s matching contributions.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Loans
Subject to the Plan’s guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 9.25 percent, which are determined by the Plan administrator using the prime rate as of the first day of the month plus one percentage point. Principal and interest are paid ratably through payroll deductions. A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.
Payment of Benefits
An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59 1/2. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination or retirement, a participant who has attained age 55 may elect to take a partial distribution. Upon termination or retirement prior to age 55 or upon death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account.
Forfeited Accounts
Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to offset future Company contributions required under the Plan. Forfeitures were not used to offset Company contributions during the years ended December 31, 2008 and 2007. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $61,712 and $55,903, respectively.
Administrative Expenses
Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan. For the years ended December 31, 2008 and 2007, the Plan paid $185,127 and $203,288, respectively, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end. Company stocks are valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standard Issued Not Yet Adopted
In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). Effective for fiscal years beginning after November 15, 2008, the new standard requires enhanced disclosures about derivative and hedging activities that are intended to better convey the purpose of derivative use and the risks managed. SFAS 161 will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits. The new standard solely affects the disclosure of information.
NOTE 3 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets:

	2008		2007
Vanguard Retirement Savings Trust	$44,043,063		$35,889,732
Vanguard 500 Index Fund	112,143,099		170,219,125
Vanguard PRIMECAP Fund	31,717,925		43,408,862
Vanguard Total Bond Market Index Fund	81,287,690		80,549,425
Vanguard Windsor II Fund	17,976,844	*	29,135,796
Vanguard International Growth Fund	20,987,171		28,630,112
AllianceBernstein International Style Blend Collective Trust	36,422,153		59,285,418
T. Rowe Price Small-Cap Stock Fund	36,239,171		58,221,968

*	Investment represents less than 5 percent of the net assets as of December 31, 2008.
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2008	2007
Common/collective trusts	$(31,064,403)	$5,214,436
Mutual funds	(131,856,806)	9,263,514
Company stocks	(3,482,311)	(748,556)

Net (depreciation) appreciation in fair value	$(166,403,520)	$13,729,394

NOTE 4 — FAIR VALUE MEASUREMENTS
On January 1, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following presents the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described above:

	Investments at Fair Value as of December 31, 2008
				Total Fair
	Level 1	Level 2	Level 3	Value
Assets:
Common/ collective trust	$—	$79,896,860	$—	$79,896,860
Mutual funds	307,485,644	—	—	307,485,644
Company stocks	5,005,677	—	—	5,005,677
Participant loans	—	—	5,057,043	5,057,043

Total Assets	$312,491,321	$79,896,860	$5,057,043	$397,445,224

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	As of December 31, 2008
		Sales,
		Issuances,
		Maturities,
	Beginning Fair	Settlements,	Ending Fair
	Value	Calls, Net	Value
Participant loans	4,960,071	96,972	5,057,043

Total	$4,960,071	$96,972	$5,057,043

NOTE 5 — ASSET TRANSFERS
Net asset transfers to the Plan for the years ended December 31, 2008 and 2007 of $2,444,527 and $2,942,216, respectively, represent participant investment account balances attributable to employees transferred from the Savings and Investment Plan of E. I. du Pont de Nemours and Company.
NOTE 6 — TAX STATUS
The IRS determined and informed the Company by letter dated April 7, 2003, covering amendments through December 17, 2001, that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 7 — RELATED PARTY TRANSACTIONS
The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan also offers DuPont company stocks as an investment option. DuPont, as the parent of the Company, is a related party to the Plan. At December 31, 2008 the Plan held 197,852.847 shares of DuPont common stock valued at $5,005,677. At December 31, 2007 the Plan held 170,396.810 shares of DuPont common stock valued at $7,512,795. The Plan purchased $752,080 and $654,476 of stock during the years ended December 31, 2008 and 2007, respectively. The Plan sold $249,243 and $553,078 of stock during the years ended December 31, 2008 and 2007, respectively.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$398,014,759	$525,321,670

Adjustment from contract value to fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(568,356)	273,629

Net assets available for benefits per the Form 5500	$397,446,403	$525,595,299

The following is a reconciliation of CCT loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Net loss from Common/collective trust included in the financial statements	$(29,415,844)
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(568,356)
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(273,629)

Net loss from Common/collective trust per the Form 5500	$(30,257,829)

NOTE 9 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 10 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Schedule

Pioneer Hi-Bred International, Inc. Savings Plan
Schedule of Assets (Held at End of Year) as of December 31, 2008
Attachment to Form 5500, Schedule H, Part IV, line i

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Investment Type	Cost	Current Value

	T. Rowe Price Small-Cap Stock Fund	Registered Investment Company	**	$36,239,171
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	**	7,133,744
*	Vanguard 500 Index Fund	Registered Investment Company	**	112,143,099
*	Vanguard International Growth Fund	Registered Investment Company	**	20,987,171
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	31,717,925
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	81,287,690
*	Vanguard Windsor II Fund	Registered Investment Company	**	17,976,844

	Total Registered Investment Company			307,485,644

	AllianceBernstein International Style Blend Collective Trust	Common/Collective Trust	**	36,422,153
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	43,474,707

	Total Common/Collective Trust			79,896,860

*	DuPont Company Stock	Company Stocks	**	5,005,677

*	Participant loans	Interest Rate 5%-9.25% Maturing from January 2009 — December 2014	**	5,057,043

Total assets held at end of year				$397,445,224

*	Party in interest

**	Cost not required for participant directed investments